SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D
                              (Rule 13d-101)

                Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                     Computer Language Research, Inc.
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class and Securities)

                                 205195100
                              (CUSIP Number)

                             Winn Family, Ltd.
                            c/o Stephen T. Winn
                         Managing General Partner
                             2395 Midway Road
                          Carrollton, Texas 75006
                              (214) 250-8202
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             January 12, 1998
          (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                      (Continued on following pages)

                            (Page 1 of 9 Pages)

                               SCHEDULE 13D

   CUSIP No. 205195100
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Winn Family, Ltd.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________


   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
             N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      1,438,462
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        1,438,462
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,438,462
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        10.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

        PN
   _________________________________________________________________


        This statement constitutes Amendment No. 1 to the Schedule 13D filed by Winn Family, Ltd. (the "Partnership") on or about August 24, 1994. The
   Schedule 13D, as originally filed, is hereinafter referred to as the "Schedule 13D". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule 13D. This Amendment is being filed to reflect the agreements and transactions described in Items
   4 and 6 by and among Computer Language Research, Inc., a Texas corporation (the "Company"), The Thomson Corporation, a corporation incorporated under the laws of Ontario, Canada ("Thomson"), Sabre Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Thomson ("Purchaser"), the Partnership and certain other stockholders as described below.

   ITEM 4.   PURPOSE OF TRANSACTION.

   Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

        The primary purpose of the transactions described in Item 6 of this Amendment is to effectuate and facilitate the sale of the entire equity interest in the Company to Thomson.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

        (a) The aggregate number of shares of Common Stock, par value $.01 per share, of the Company (the "Shares") beneficially owned by the Partnership is 1,438,462. Such Shares constitute 10% of the Shares outstanding.

        The aggregate number of Shares that may be deemed to be beneficially owned by the general partners of the Partnership named in Item 2 of the
   Schedule 13D are as follows:

   Name                     Number of Shares    Percentage of Class
   ----                     ----------------    -------------------

   Stephen T. Winn          5,216,762(1)        35.4%
   David L. Winn            4,895,312(2)        33.8%
   Carol Winn Dunaway       5,021,912(3)        34.7%

             (1) Includes the right to acquire 250,000 Shares through options awarded under the Company's stock option plans.

             (2) Includes the right to acquire 15,000 Shares through options awarded under the Company's stock option plans.

             (3) Includes the right of Mrs. Dunaway's husband, James R. Dunaway Jr. to acquire 15,000 Shares through options awarded under the Company's stock option plans, as to which Mrs. Dunaway disclaims beneficial ownership.

        (b) The three general partners share voting and dispositive power equally over the Shares held by the Partnership.

        (i)       Sole and shared power held by Mr. Stephen T. Winn
                  -------------------------------------------------

        Stephen T. Winn has sole voting and dispositive power with respect to 2,783,100 Shares. Mr. Winn has shared voting and dispositive power with respect to 2,433,662 Shares which he shares equally with Dr. David L. Winn (who is Mr. Winn's brother) and Mrs. Carol Winn Dunaway (who is Mr. Winn's sister). See Item 2 of the Schedule 13D for required information concerning Dr. David L. Winn and Mrs. Carol Winn Dunaway. Additional information on the nature of Mr. Winn's beneficial ownership is available on Amendment 1 to Mr. Winn's Schedule 13D, filed on or about January 20, 1998. With respect to the Shares held by the Partnership, Mr. Winn disclaims beneficial ownership of such Shares except to the extent of his ownership interest in the Partnership.

        (ii)      Sole and shared power held by Dr. David L. Winn
                  -----------------------------------------------

        Dr. David L. Winn has sole voting and dispositive power with respect to 2,310,500 Shares. Dr. Winn has shared voting and dispositive power with respect to 2,433,662 Shares which he shares equally with Mr. Stephen T. Winn and Mrs. Carol Winn Dunaway. See Item 2 of the Schedule 13D for required information for Mr. Stephen T. Winn and Mrs. Carol Winn Dunaway. Dr. Winn shares voting and dispositive power with respect to 151,150 Shares owned by his wife, Leslie Winn. Information required to be furnished by Item 5(b) for Leslie Winn is as follows:

             (a)  Leslie Winn

             (b)  Housewife

             (c)  RR 2 Box 332 W
                  Leander, TX 78641

             (d)  None

             (e)  None

             (f)  United States

        With respect to Shares held by the Partnership, Dr. Winn disclaims beneficial ownership of such Shares except to the extent of his ownership interest in the Partnership. Additional information on the nature of Dr. Winn's beneficial ownership is available on Amendment 1 to Dr. Winn's
   Schedule 13D, filed on or about January 20, 1998.

        (iii)     Sole and shared power held by Mrs. Carol Winn Dunaway
                  -----------------------------------------------------

        Mrs. Carol Winn Dunaway has sole voting and dispositive power with respect to 2,167,500 Shares. Mrs. Dunaway has shared voting and dispositive power with respect to 2,433,662 Shares which she shares equally with Dr. David L. Winn and Mr. Stephen T. Winn. See Item 2 of the Schedule 13D for required information for Dr. David L. Winn and Mr. Stephen T. Winn. Mrs. Dunaway has shared voting and dispositive power with her husband, James R. Dunaway, Jr., with respect to 420,750 Shares. Information required to be furnished by Item 5(b) for James R. Dunaway, Jr. is as follows:

             (a)  James R. Dunaway, Jr.

             (b)  Dunaway Associates, Inc.
                  1501 Merrimac Circle
                  Fort Worth, TX 76107

             (c)  Professional Engineer
                  Dunaway Associates, Inc.
                  1501 Merrimac Circle
                  Fort Worth, TX 76107

             (d)  None

             (e)  None

             (f)  United States


        With respect to the Shares held by the Partnership, Mrs. Dunaway disclaims beneficial ownership of such Shares except to the extent of her ownership interest in the Partnership. Additional information on the nature of Mrs. Dunaway's beneficial ownership is available on Amendment 1 to Mrs. Dunaway's Schedule 13D, filed on or about January 20, 1998.

        (c) No transactions in Shares have been effected by the Partnership or any of the persons named in Item 2 of the Schedule 13D in the last 60 days, except as described in Items 4 and 6 of this Amendment.

        (d)  None

        (e)  Not applicable

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

   The Offer. The Company, Thomson and Purchaser have entered into an Agreement and Plan of Merger, dated as of January 12, 1998, (the "Merger Agreement"), pursuant to which, among other things, Purchaser has commenced a cash tender offer for all outstanding Shares (the "Offer") at $22.50 per Share.

   The Merger. The Merger Agreement provides that, subject to certain conditions set forth therein, Purchaser will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Thomson. In the Merger, each issued and outstanding Share (other than treasury Shares, Shares owned by Thomson, Purchaser or any wholly owned subsidiaries of Thomson or the Company and dissenting Shares) will be converted into the right to receive $22.50 in cash (or any higher price paid per Share pursuant to the Offer).

        The Merger Agreement provides that employees of the Company who hold stock options (the "Optionees") that were awarded prior to the effective time of the Merger (the "Options") shall be vested in a specified percentage of such Options (the "Vested Options"). Each Optionee holding Vested Options shall receive from the Company a lump sum amount in cash equal to the product of (i) the difference between $22.50 (or any higher price paid per Share pursuant to the Offer) and the per Share exercise price of the Vested
   Option and (ii) the number of Shares subject to such Vested Option. All unvested Options shall lapse and become void as of the effective time of the Merger. In connection with their Vested Options, Mr. Stephen T. Winn is expected to receive an aggregate cash payment of approximately
   $2,800,000, Dr. David L. Winn is expected to receive an aggregate cash payment of approximately $184,375 and Mr. James R. Dunaway, Jr. is expected to receive an aggregate cash payment of approximately $184,375.

   Stock Purchase Agreement. In connection with the Merger Agreement, Thomson, Purchaser, the Partnership, the persons listed on Item 2 of the Schedule 13D and certain other stockholders of the Company (collectively the "Stockholders") entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which Purchaser agreed to buy, and each Stockholder agreed to sell, all of the Shares held by such Stockholder at a price per Share equal to $22.50 or any higher price paid per Share pursuant to the Offer. Under the terms of the Stock Purchase Agreement, each Stockholder, including the Partnership, has agreed to tender his, her or its Shares in the Offer and has given Purchaser a proxy to vote such Stockholder's Shares in favor of the Merger.

        Pursuant to the Stock Purchase Agreement, the Stockholders have agreed that for a period of four years following the closing under the Stock Purchase Agreement no Stockholder (other than certain Stockholders specified in the Stock Purchase Agreement), without the prior written consent of Thomson, will engage, directly or indirectly, in the tax and accounting software business (as defined in the Stock Purchase Agreement).

   Letter Agreement for Reimbursement of Fees. On November 30, 1997, Mr. Stephen T. Winn, Mrs. Carol Winn Dunaway, Mr. James R. Dunaway, Jr., Dr. David L. Winn and Mr. Francis W. Winn ( together the "Winn Family Members") entered into a letter agreement (the "Letter Agreement") with the Company which provides that if any of the Winn Family Members sells or agrees to sell his or her Shares in any transaction that requires the Company to make payments to or for the benefit of Goldman Sachs (a "Winn Family Transaction") and the Company's shareholders other than the Winn Family Members are not provided the opportunity to sell Shares for the same or greater consideration at the same time or within 90 days following the Winn Family Transaction, the Winn Family Members will reimburse the Company for payments made to Goldman Sachs.

   Letter Agreement between Stephen T. Winn and Leeds Group Inc. Mr. Stephen T. Winn has entered into a letter agreement with Leeds Group Inc. (the "Leeds Group Letter Agreement"). The Leeds Group Letter Agreement provides, among other things, that Leeds Group Inc. will act as financial advisor to Mr. Stephen T. Winn in connection with a possible sale of all or substantially all of his Shares (a "Sale") in exchange for a fee of $100,000 in cash should a Sale occur. Leeds Group Inc. is affiliated with Jeffrey T. Leeds, a director of the Company.

   Retention Matters. Prior to the Merger it is expected that Mr. Stephen T. Winn will enter into a retention agreement (the "Retention Agreement") with the Company. The Retention Agreement provides that Mr. Winn will be employed by the Surviving Corporation and have such duties as the Chief Executive Officer of the Surviving Corporation shall designate. The term of the Retention Agreement runs from the date that the Company is purchased by Purchaser through March 31, 1999 (the "Term"). Mr. Winn will receive a base salary at an annual rate of $375,000. Mr. Winn is entitled to receive a special bonus of $250,000 within 15 business days of the end of the Term or if he is terminated without Cause (as defined in the Retention Agreement) or resigns for Good Reason (as defined in the Retention Agreement) prior to the expiration of the Term. Mr. Winn will also be eligible to receive up to 100% of his base salary in each calendar year as part of an annual bonus plan.

        As part of the Retention Agreement, Mr. Winn will participate in the retention bonus plan (the "Retention Bonus Plan") that the Company will adopt in connection with the Merger Agreement. The aggregate retention bonus payable to Mr. Winn pursuant to the Retention Bonus Plan will equal approximately $1,200,000. The retention bonus is payable in two equal installments, payable on the first and second anniversary of the effective time of the Merger and conditioned upon Mr. Winn's employment on each such date.

        The Retention Agreement provides that in the event Mr. Winn is terminated without Cause or resigns for Good Reason he is entitled to receive
   (i) his base salary for the duration of the Term and an additional 18 months, beginning on April 1, 1999 and continuing until September 30, 2000, as severance; (ii) the special bonus of $250,000; (iii) the continuation of his benefits provided under the Retention Agreement; and (iv) the full amount of the retention bonus as if Mr. Winn had remained employed until the second anniversary of the effective time of the Merger. If Mr. Winn's employment is terminated at or after the end of the Term, Mr. Winn is entitled to receive (i) the full amount of the retention bonus and (ii) his base salary through September 30, 2000.

        The description of the Merger Agreement, the Stock Purchase Agreement and the other agreements contained herein does not purport to be complete, and is qualified in its entirety by reference to such agreements, which are filed as exhibits to this statement. The terms and conditions of the Offer are set forth in Purchaser's Offer to Purchase dated January 16, 1998 and the related Letter of Transmittal, which have been filed with the Securities and Exchange Commission (the "Commission") as exhibits to Purchaser's Tender Offer Statement on Schedule 14D-1 and to which reference is hereby made for additional information concerning the Offer.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

   (a) Agreement and Plan of Merger, dated as of January 12, 1998, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 filed with the Commission by Thomson and Purchaser on January 16, 1998).

   (b) Stock Purchase Agreement, dated as of January 12, 1998, among Parent, Purchaser and certain Stockholders of the Company (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1 filed with the Commission by Thomson and Purchaser on January 16, 1998).

   (c) Letter Agreement, dated as of November 30, 1997, among the Company, Mr. Stephen T. Winn, Mrs. Carol Winn Dunaway, Mr. James R. Dunaway, Jr., Dr. David L. Winn and Mr. Francis W. Winn.

   (d) Form of Retention Agreement between the Company and Stephen T. Winn (incorporated by reference to Exhibit (c)(6) of the Schedule 14D-1 filed with the Commission by Thomson and Purchaser on January 16,
        1998).

   (e) Leeds Group Letter Agreement, dated as of January 8, 1998, between Stephen T. Winn and Leeds Group Inc.


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       WINN FAMILY, LTD.

   Date:  January 16, 1998

                       /s/ Stephen T. Winn
                       -----------------------------------------------
                       By:   Stephen T. Winn, Managing General Partner